Exhibit 99.3

Engine Gaming & Media, Inc. Announces Participation in the H.C. Wainwright 24th Annual Global Investment Conference

NEW YORK, NY / ACCESSWIRE / September 7, 2022 / Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and influencer marketing platform company, today announced management’s participation in the H.C. Wainwright 24th Annual Global Investment Conference being held September 12-14 virtually and at the Lotte New York Palace Hotel in New York City.

The Company’s Executive Chairman, Tom Rogers, and Chief Executive Officer, Lou Schwartz, will be available for in person one-on-one meetings with investors. To schedule a meeting with Engine’s management, please contact your conference representative or you may also email your request to GAME@mzgroup.us. The Company will also be giving a presentation on Tuesday September 13 at 12:00 p.m. eastern time at the conference. The presentation will be broadcasted live and can be streamed by clicking here.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Investor Relations Contact:

Shannon Devine
MZ North America
Main: 203-741-8811
GAME@mzgroup.us